Exhibit 99.1

Vermilion Energy Inc. Announces $0.215 CDN Cash Dividend for October 17, 2016 Payment Date

CALGARY, Sept. 12, 2016 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) is pleased to announce a cash dividend of $0.215 CDN per share payable on October 17, 2016 to all shareholders of record on September 22, 2016.  The ex-dividend date for this payment is September 20, 2016.  This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

As previously announced, we will be prorating the Premium DividendTM component of our Dividend Reinvestment Plan by 25%, beginning with the dividend payable on October 17, 2016.  Eligible shareholders who have elected to participate in the Premium DividendTM component will continue to receive a 1.5% premium on 75% of their shares, and will receive the regular cash dividend on the remaining 25% of their shares.  Subject to unexpected changes in the commodity price outlook, it is our intent to continue increasing the proration during 2017, at the end of which there would be no further equity issuance under the Premium DividendTM component of our Dividend Reinvestment Plan.

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model targets annual organic production growth, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 5%.  Management and directors of Vermilion hold approximately 6% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

TM denotes trademark of Canaccord Genuity Capital Corporation.

SOURCE Vermilion Energy Inc.

PDF available at: http://stream1.newswire.ca/media/2016/09/12/20160912_C8476_PDF_EN_769897.pdf

%CIK: 0001293135

For further information: Kyle Preston, Director Investor Relations, TEL: (403) 476-8431 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:00e 12-SEP-16